Exhibit 12.1

SUN HEALTHCARE GROUP, INC.

Computation of Ratios of Earnings to Fixed Charges

			Year Ended December 31,					Three Months Ended
	Two Months Ended February 28,2002	Ten Months Ended December 31, 2002	2003	2004	2005	Historical 2006	Pro Forma 2006	2006	2007	Pro Forma 2007

Fixed charges:
Interest expensed	1,634,601	9,260,392	14,392,057	5,676,351	10,813,112	17,120,415	61,452,222	4,105,112	2,755,163	16,936,679
Interest capitalized	13,751	52,091	50,220	57,170	143,445	202,581	202,581	39,456	123,496	123,996

Amortized premiums/ discounts and capitalized expenses related to debt	217,925	1,229,757	1,853,763	1,592,325	452,660	685,936	685,936	55,029	220,523	220,523

Estimate of interest within rent expense	3,076,606	11,813,016	13,746,273	13,796,190	14,578,108	21,474,613	32,396,657	5,069,142	5,407,571	8,650,562
Total fixed charges	4,942,883	22,355,256	30,042,313	21,122,036	25,987,325	39,483,545	99,737,396	9,268,739	8,506,753	25,931,260

Earnings:
Pretax income from continuing
operations	1,493,157,000	(301,509,000)	(40,259,000)	540,000	(2,761,000)	15,419,000	28,063,000	95,000	6,720,000	(1,669,000)

Fixed charges	4,942,883	22,355,256	30,042,313	21,122,036	25,987,325	39,483,545	94,737,396	9,268,739	8,506,753	25,931,260

Amortization of capitalized interest	286	3,256	9,650	16,362	28,901	50,527	50,527	10,083	17,727	17,727

Subtotal Earnings	1,498,100,169	(279,150,488)	(10,207,037)	21,678,398	23,255,226	54,953,072	122,850,923	9,373,822	15,244,480	24,284,987
Less:

Interest capitalized	13,751	52,091	50,220	57,170	143,445	202,581	202,581	39,456	123,496	123,496

Total earnings	1,498,086,418	(279,202,579)	(10,257,257)	21,621,228	23,111,781	54,750,491	122,698,342	9,334,366	15,120,984	24,161,491

Earnings to fixed charges ratio	303.08x	(1)	(1)	1.02x	(1)	1.39x	1.29x	1.01x	1.78x	(1)

(1)
Earnings were not sufficient to cover fixed charges by approximately $301.6 million, $40.3 million, $2.9 million and $1.8 million for the ten months ended December 31, 2002,  the year ended December 31, 2003, the year ended December 31, 2005, and the three months ended March 31, 2007 proforma with Harborside, respectively.